Via Facsimile and U.S. Mail
Mail Stop 6010

September 25, 2007

Mr. Liu Jiade
Chief Financial Officer
China Life Insurance Company Limited
16 Chaowai Avenue
Chaoyang District
Beijing 100020
China

Re: **China Life Insurance Company Limited**
        Form 20-F for Fiscal Year Ended December 31, 2006
        Filed on May 18, 2007
        File No. 001-31914

Dear Mr. Jiade:

        We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief